EXHIBIT 11-1

               DONALDSON, LUFKIN & JENRETTE, INC. & SUBSIDIARIES

                   Computation of Diluted Earnings Per Share
                    (In thousands, except per share amounts)


                                                                    Three Months Ended
                                                                        March 31,
                                                                     1998       1997
                                                                   --------   --------
Weighted Average Common Shares (1):
     Average Common Shares Outstanding .........................    114,972    108,100
     Average Restricted Stock Units Outstanding ................      3,682      8,658
     Average Common Shares Issuable Under Employee Benefit Plans     10,140      4,218
                                                                   --------   --------

Weighted Average Common Shares Outstanding .....................    128,794    120,976
                                                                   ========   ========

Earnings:
     Net Income ................................................   $134,150   $ 86,400
     Less:  Preferred Stock Dividend Requirement ...............      5,443      3,234
                                                                   --------   --------

Earnings Applicable to Common Shares ...........................   $128,707   $ 83,166
                                                                   ========   ========


Diluted Earnings Per Common Share ..............................   $   1.00   $   0.69
                                                                   ========   ========


(1) In February 1998, the Board of Directors declared a two-for-one stock split (the "stock split") of the Company's common stock, subject to stockholder approval, to increase the number of authorized common shares. In April 1998, the stockholders approved an amendment to the Company's Certificate of Incorporation whereby the amount of total authorized shares of common stock was increased to 300 million shares and the amount of total authorized shares of preferred stock was increased to 50 million. The stock split was effected in the form of a 100% stock dividend to stockholders of record on April 27, 1998, and was paid on May 11, 1998. All common share, per common share, restricted stock unit and option data have been restated for the effect of the stock split.

                                      27